

16021548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING MAY 1, 2015 (MM/DD/YY) AND ENDING APRIL 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **A & A SECURITIES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1151 GIBSON ROAD
(No. and Street)

SELAH	WA	98942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES W HUMBARD **509-697-5651**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, JAMES W HUMBARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or A & A SECURITIES, LLC, as of APRIL 30, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Public Notary Luisa V. Lugo


Notary Public
State of Washington
LUISA V LUGO
My Appointment Expires Dec 27, 2018

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A&A SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR APRIL 30, 2016

A&A SECURITIES LLC
FINANCIAL STATEMENTS
YEAR ENDING APRIL 30, 2016

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
A&A Securities LLC

We have audited the accompanying statement of financial condition of A&A Securities LLC as of April 30, 2016, and the related statement of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of A&A Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A&A Securities LLC as of April 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of A&A Securities LLC's financial statements. The supplemental information is the responsibility of A&A Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company PA

Ohab and Company, PA
Maitland, Florida
June 28, 2016

A&A SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2016

ASSETS

CURRENT ASSETS	
Cash	$ 190
Cash Deposit with Clearing Organization	6,197
Accounts Receivable	50
TOTAL ASSETS	$6,437
MEMBERSHIP EQUITY	$6,437

The accompanying notes are an integral part of the financial statement.

A&A SECURITIES LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

YEAR ENDING APRIL 30, 2016

Revenue Commissions	$	2,412
Investment Income		0
Total Revenue		2,412
Operating Expenses		10,352
NET INCOME (LOSS)		(7,940)
MEMBERS' EQUITY, beginning of year	$	14,377
MEMBERS' WITHDRAWALS		0
CAPITAL CASH CONTRIBUTION		0
MEMBERS' EQUITY, end of the year	$	6,437

The accompanying notes are an integral part of these financial statements.

A&A SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDING APRIL 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(7,940)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in cash resulting from changes in operating assets and liabilities		
Cash Deposit with clearing organization		2,000
Net Cash used in Operating Activities		(5,940)
CASH, beginning of year		6,130
CASH, end of year		$ 190

The accompanying notes are an integral part of these financial statements.

A&A SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

APRIL 30, 2016

(1) Summary of Significant Accounting Policies

Nature of Business

A&A SECURITIES LLC (a limited liability company) is registered with the Securities and Exchange Commission as a Broker Dealer under the Securities Exchange Act of 1934 and Is a Member of The Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Limited Liability Company serves clients primarily located in Eastern Washington State. Revenue is earned by selling Stocks, Mutual Funds and Variable Annuities. The Company also is authorized as a Municipal Securities Dealer (broker) and an Investment Advisory Services.

All securities transactions are cleared through Hilltop Securities on a fully disclosed Basis. The Limited Liability Company does not hold or receive funds of subscribers or Securities of issuers, and does not hold customers funds or securities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles Generally accepted in the United States of America requires management to make Estimates and assumptions that affect the reported amounts of asset and liabilities at The date of the financial statements and the reported amounts of revenues and expenses During the reporting period. Actual results could differ from those estimates.

Federal Income Tax

The Limited Liability Company is not a tax-paying entity for the purposes of Federal or State Income Tax. Accordingly, no provision has been made in these financial statements for Federal Income Tax. The members of the Company are generally not subject to U.S. Federal, State or Local Income Tax examinations related to the Company's activities for Tax years before 2013.

Revenue Recognition

The Company recognizes commission income net of clearing fees on a trade date basis.

(2) Related Party Transaction

The Company uses, at no cost, office space and services provided by related businesses of the Member manager. It is possible the terms of certain related party transactions are not thesame as those that would result for transactions wholly unrelated parties.

(3) Net Capital Requirements

The Limited Liability Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to the net capital, both as defined, not to exceed 15 to 1. At April 30, 2016, the Company had net capital of $6,437 which was $1,437 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness as of April 30, 2016.

(4) Possession or Control Requirements

The Company adheres to the exemption provision of SEC rule 15c-3(k)(2)(ii) by having clients send all funds and securities to the correspondent clearing firm who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

(5) Subsequent Events

At the date of the audit report for A&A Securities LLC, there were no subsequent events regarding Debt issuance, business acquisition or capitalization of the Company.

(6) Advertising Expense

During the period ending, April 30, 2016, the Company incurred no advertising expense.

(7) Pending and Threatened Litigation

As of the audit reporting date April 30, 2016, there were no pending or threatened litigation against The Company or its members. Also, the Company is not a party to any pending or threatened Litigation

(8) Commitments and Contingency

The company had no commitments or contingencies as of April 30, 2016.

SCHEDULE I

A&A SECURITIES LLC

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF APRIL 30, 2016

Computation of Net Capital		
Total Member Equity	**$**	**6,437**
Non-Allowable Assets: Securities not readily marketable		**0**
Net Capital		**6,437**
Aggregated Indebtedness	**$**	**0**
Computation of basic Net Capital requirement		
Minimum Net Capital requires greater of 6-2/3% of total aggregate indebtedness.	**$**	**0**
Minimum dollar Net Capital requirement of reporting Broker Dealer.	**$**	**5,000**
Excess Net Capital	**$**	**1,437**
Percentage of aggregate Indebtedness of Net Capital		**0%**

There was no material differences existing between the above computation and the computation included in the company's corresponding unaudited Form X-17A-5 part II A filing, as of April 30, 2016. Accordingly, no reconciliation is necessary.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
A&A Securities LLC

We have reviewed management's statements, included in the accompanying A&A Securities LLC Exemption Report, in which (1) A&A Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which A&A Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) A&A Securities LLC stated that A&A Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. A&A Securities LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A&A Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
June 28, 2016

A&A Securities LLC

1151 Gibson Rd.

Selah, Washington 98942

TO WHOM IT MAY CONCERN:

A&A Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain broker-dealers"). This ExemptionReport was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To thebest of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.§240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

A&A Securities LLC

I James W. Humbard affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:



President and CEO

Date: